September 11, 2020

John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Gatsby Digital, Inc.
Offering Statement on Form 1-A
Filed August 7, 2020
File No. 024-11292

Dear Mr. Stickel:

We acknowledge receipt of the comments in the letter dated September 3, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Gatsby Digital, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A Cover Page

1.	Please revise to limit the cover page of the offering circular to one page. See Item 1 of Part II of Form 1-A.

We acknowledge the Staff’s comment. The Company is not able to reduce the information on the cover page of the offering circular, which is consistent with other qualified Regulation A offering circulars See here, https://www.sec.gov/Archives/edgar/data/1769759/000114420419044154/tv529167_partiiandiii.htm, and here https://www.sec.gov/Archives/edgar/data/1718939/000110465920054561/tm2014436d7_partiiandiii.htm, for example. However, we have changed the page numbering in response to the Staff’s comment so that all of the content in Item 1 of Part II of Form 1-A is now contained on page i of the offering circular.

The Offering, page 5

2.	Please revise the offering summary to disclose the minimum investment amounts for investors and SeedInvest Auto Invest participants, respectively, as you describe in the "Plan of Distribution" section.

In response to the Staff’s comment, the offering summary has been revised to disclose the minimum investment amounts for investors and SeedInvest Auto Invest participants.

3.	We note your disclosure in your Summary section and throughout the document that Gatsby is a "free options trading platform...that makes options trading straightforward by removing the commissions..." We further note your disclosure on page 18 that users will be charged certain transactional fees. Please revise your Summary disclosure to clarify that Gatsby is not "free" and disclose the fees that users will be charged.

In response to the Staff’s comment, the Company has amended the Offering Statement, including the Summary section, to make clear that Gatsby is a “commissions-free” options trading platform that is free to download, rather than simply “free”.

Selected Risks Associated with Our Business, page 6

4.	We note your disclosure in the seventh bullet under the heading "Selected Risks Associated with Our Business" that the company is controlled by its officers and directors. Please add risk factor disclosure to elaborate upon the same.

In response to the Staff’s comment, the Company has added a risk factor that the Company is controlled by its officers and directors.

Dilution, page 14

5.	We note your disclosure in footnote 1 that your dilution disclosure does not include any shares issued in 2020, which includes 721,218 shares of Common Stock and 11,651,963 shares of Series Seed Preferred Stock. Please refer to Item 4 of Part II to Form 1-A and tell us why you have not considered these shares in your calculation of the dilution to investors in this offering or revise to include these shares in your dilution disclosure. In addition, please tell us what consideration you gave to including the 5% post-money unallocated option pool in your dilution disclosure.

The Company did not include the shares issued in 2020, which includes 721,218 shares of Common Stock and 11,651,963 shares of Series Seed Preferred Stock, in the table, as the calculations in the table were based the Company’s audited net tangible book value of $(1,331,286) as of December 31, 2019, and therefore, including shares issued after that date would have resulted in inaccurate results. In response to the Staff’s comment, the Company has revised the Dilution section to include an additional table that demonstrates the price that new investors are paying for their shares of our Series A Preferred Stock with the effective cash price paid by existing stockholders, including all shares reserved under the options plan, and identifying the effective cash price of previously converted instruments. In addition, the Company amended the previously included dilution table to reflect that it does not include shares allocated to the Company’s option pool. This is because exercise of the options is uncertain, and exercise would affect the Company’s net tangible book value, which would be inconsistent with the calculation based on the net tangible book value as of December 31, 2019.

Plan of Distribution and Selling Securityholders, page 15

6.	Noting your disclosure on page 22 under the heading "Issuances of Equity, Convertible Notes, and SAFEs," please tell us how you considered disclosing the nature of any material relationship between the underwriter and the issuer in your plan of distribution disclosure. See Item 5 of Part II of Form 1-A.

In response to the Staff’s comment, the Company has revised the “Plan of Distribution” section to disclose the equity of the Company held by SI Securities, LLC.

Jury Trial Waiver, page 16

7.	We note your disclosure regarding the jury trial waiver provision in your subscription agreement and investors’ rights agreement. Please revise your disclosure under this heading to clearly state whether the jury trial waiver provision applies to claims under the federal securities laws.

In response to the Staff’s comment, we have revised the disclosure under this heading to clearly state that the jury trial waiver provision applies to claims under the federal securities laws.

The Company’s Business, page 18

8.	As currently drafted, your business section does not clearly explain your business to investors. Please significantly revise the description of your business to provide a clear narrative discussion of your business plan, including the current stage of development of your business, the platform, and any other technology necessary for the business.

In response to the Staff’s comment, the “The Company’s Business” section of the Offering Statement has been significantly revised to provide a clearer narrative discussion of the Company’s business plan, stage of development, platform, and technology.

9.	Address the additional steps you must take to develop or acquire additional technology and capital before you can begin to generate revenue. In this regard, please specifically discuss the current status of your research and development and need for continued development of the platform.

In response to the Staff’s comment, the Company now addresses the additional steps it must take before it can begin to generate revenue, as well as the current status its research and development. We note that the Gatsby Platform requires no further technology or development in order to generate revenue.

10.	Please revise to provide more details about your platform. Please revise to:
•	provide step-by-step information about how users open accounts and interact with the platform;

•	describe how the Gatsby platform users earn "Gatsby Rewards" points on every trade and the material terms thereof (e.g., any rights or benefits conferred by the points, expiration date, transferability, etc.);
•	clearly explain how the current "pass through" fee mechanism works and how the prospective rebate mechanism is intended to work; and
•	include a description or diagram, as appropriate, showing how the platform will operate with respect to the foregoing.

In response to the Staff’s comment, the Offering Statement now contains the disclosure described in each of the bullet-points above.

11.	Please briefly discuss the reasons why you have identified Apex Clearing as the clearing broker that you intend to utilize. Also please disclose the status of any discussions or prospective agreements with Apex Clearing regarding the same. Furthermore, please disclose the reasons why you are focused on bringing "new traders" to the options trading market, and specifically targeting "crypto traders." In this regard, please also tell us whether your platform will include digital asset options trading, or any other digital asset component.

In response to the Staff’s comment, the Offering Statement now discusses the reasons why the Company has identified Apex Clearing as the clearing broker it intends to utilize. (See “The Company’s Business” section.) The Offering Statement now also discloses that the Company has issued warrants to Apex Clearing in connection with a clearing agreement between the Company and Gatsby Securities, LLC, the Company’s subsidiary. The Company is interested in continuing to work with Apex Clearing, which is providing clearing services pursuant to the current arrangement with ViewTrade. The Company notes that it could transition to another clearing broker in the even it is dissatisfied with Apex Clearing. The Offering Statement also now discloses the reasons why the Company is focused on bringing in new traders (and specifically crypto-traders) to the options trading market, and clarifies that the Company is not specifically targeting new traders in general, but rather traders that are new to options trading. Finally, the Offering Statement now discloses that the Gatbsy Platform will not include digital asset options trading, or any other digital asset component.

12.	We note your reference to data published by Options Clearing Corp. and DataLight on page 18 and Alphacution on page 23. Please disclose the title and date of each report or publication that you reference.

In response to the Staff’s comment, the date and title of each report and publication referenced in the Offering Statement is now provided.

Employees, page 19

13.	Please describe in greater detail the roles and responsibilities of the two registered representatives that you reference on page 19. To the extent you have entered into any agreement(s) with the two registered representatives, please file such agreement(s) as exhibits or tell us why you are not required to do so. Please refer to Item 17 of Part II to Form 1-A. Please also revise to clarify whether you have employed any general securities principals or registered options principals, as contemplated by the Franchise Branch Office and Management Agreement.

In response to the Staff’s comment, the Offering Statement now describes in greater detail the responsibilities of the two registered representatives, and discloses that the Company employs general securities principals and a registered options principal as contemplated by the Franchise Branch Office and Management Agreement (with no other employment agreements in place with these individuals).

Our Advantage, page 19

14.	Please provide us with the basis for your belief regarding the principal advantages over your competitors that you reference. For example, you state that Gatsby is free and therefore provides you a competitive advantage. However, we also note your disclosure at the bottom of page 18, which discloses that your competitors, such as Robinhood and Webull, also operate commission-free platforms. Please revise your disclosure as appropriate.

In response to the Staff’s comment, the Company now discusses more thoroughly why it believes it has these principal advantages over its competitors, and has broadened this discussion to include some other features of the Gatsby Platform that the Company believes provides it with a competitive advantage.

The Company's Property, page 20

15.	Please revise to include the information required by Item 8 of Part II of Form 1-A with respect to the office you operate as an Office of Supervisory Jurisdiction of ViewTrade, as referenced in your disclosure on page 18.

The Company has revised the “Property” section of the Offering Statement to include the information required by Item 8 of Part II of Form 1-A with respect to the office the Company operates as an Office of Supervisory Jurisdiction of ViewTrade, as well as to include additional information on Gatsby Securities, LLC’s operations at this location.

Plan of Operations and Milestones, page 23

16.	In the second bullet on page 23, we note your reference to investment into the areas of "technology . . . ." Please revise to clarify whether you are using the term "technology" synonymously with the term "product development" in the "Use of Proceeds to Issuer" section on page 17. Also please explain the meaning of "monthly burn" and how you estimated that it will grow by 75% after funding the clearing deposit. Furthermore, please explain in greater detail the basis for your belief that you could achieve profitability by May of 2021 if you raise at least $1,000,000.

The Company confirms that it was using the term "technology" synonymously with the term "product development" in the "Use of Proceeds to Issuer" section. The Company has revised its disclosure so that both references are now “product development”. The Company also now defines "monthly burn", provides reasoning for its estimate that it will grow by 75% after funding the clearing deposit, and has expanded its description of the basis for its belief that it could achieve profitability by May of 2021 if it raises at least $1,000,000.

Compensation of Directors and Executive Officers, page 26

17.	We note your disclosure in the penultimate paragraph on page 26 that Mr. Belanger-Saleh, your sole director in 2019, received no compensation for his services as a director. However, your disclosure in the next paragraph suggests that cash compensation was provided to your directors for the fiscal year ended December 31, 2019. Please revise your disclosure as appropriate. Also please briefly describe any proposed compensation to be made to your executives and directors. Please refer to Item 11(d) of Part II of Form 1-A for guidance.

The Company has revised the disclosure in the “Compensation of Directors and Executive Officers” to clarify that no cash compensation was provided to directors for the fiscal year ended December 31, 2019, and to disclose that there is no proposed compensation to be made to the Company’s executives and directors other than as described in this section.

18.	Please expand your disclosure to include a description of your 2019 Equity Incentive Plan, as referenced on page F-13. Refer to Item 11(d) in Part II of Form 1-A.

In response to the Staff’s comment, the “Compensation of Directors and Executive Officers” section now contains a description of the 2019 Equity Incentive Plan.

Interest of Management and Others in Certain Transactions, page 28

19.	We note your disclosure on pages 22, F-11 and F-12 regarding certain related party transactions that the company entered into during 2018 and 2019. Please revise to provide the information required by Part II, Item 13 of Form 1-A or advise.

The Company believes that the related party transactions referenced pages 22, F-11 and F-12 are not required to be disclosed under Item 13 of Form 1-A, as they are under the dollar thresholds as set forth in this rule. Nonetheless, In response to the Staff’s Comment, the Company has added disclosure in the “Interest of Management and Others in Certain Transactions” section of the Offering Statement regarding these transactions.

Securities Being Offered Conversion Rights, page 30

20.	We note your disclosure that shares of "Series A Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company’s Common Stock at the then-applicable conversion rate." We further note your disclosure that the conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock. Please expand your disclosure to describe how the conversion rate would be adjusted in such situations. Please also reconcile your disclosure that the "Series A Preferred Stock will be convertible, at the option of the holder, at any time..." with your disclosure that conversion will occur automatically i) upon the closing of a firm commitment underwritten public offering of the Company's Common Stock or ii) upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock. Please further reconcile this with your disclosure that the Series A Preferred Stock will vote with the Seed Preferred Stockholders as a single class on any matter submitted to the Series A Preferred Stock and clarify, if true, that as a result any such vote will be controlled by the Seed Preferred Stockholders.

In response to the Staff’s comment, we have expanded the disclosure in the “Securities Being Offered” section to provide additional disclosure on how the conversion rate of the Series A Preferred Stock would be adjusted in certain situations. The Company has also revised its disclosure to make clear that the Series A Preferred Stock is convertible the option of the holder at any time only if the shares have not already been automatically been converted. Finally, the Company now discloses that the Series A Preferred Stockholders’ vote will be controlled by the Series Seed Preferred Stockholders.

Exhibits

21.	Please file your loan agreement with Radius Bank under the Paycheck Protection Program as an exhibit, or tell us why you believe such agreement is not required to be filed. See Item 17(6) of Part III of Form 1-A.

The Company does not believe the loan agreement with Radius Bank is required to be filed as it is not material to the Company in terms of its amount, and the Company considers it to be a loan made in the ordinary course of business, as it is common for Companies to seek funding in the form of loans in general. The Company does not believe the fact that this loan was only made available due to the circumstances surrounding COVID-19 changes this analysis.

22.	We note that exhibit 6 relating to the Franchise Branch Office and Management Agreement appears to omit Supplement #1, as referenced in Annex A thereof. Please revise your filing to include the full text of this exhibit.

In response to the Staff’s comment, the Company has amended Exhibit 6 to include the “Supplement #1.”

General

23.	Please define each acronym or otherwise abbreviated term the first time it is used (e.g., "API"). Also please ensure that the meaning of all footnotes throughout your filing is clear (e.g., the double asterisk footnote to the cover page table and footnote 4 to the security ownership table on page 27).

In response to the Staff’s comment, acronyms used in the Offering Statement have been defined throughout, and references have been updated as noted by the Staff.

24.	Based upon your disclosure it appears unclear the type of entity you propose to be (e.g., agency broker-dealer, national securities exchange, or alternative trading system) and the types of securities you seek to trade (e.g., standardized listed options). Please revise to clarify throughout your offering circular as appropriate. In addition, and related to this, we note that you include disclosure about the CFTC on page 20 under the "Regulation" heading but it is not clear if you are offering and selling products regulated by the CFTC. Please tell us why you have included this information. Please also tell us if you plan to expand into SWAPs.

In response to the Staff’s comment, the Company has revised its disclosure to clarify Gatsby Securities, LLC, the Company’s wholly-owned subsidiary, is a FINRA-licensed broker-dealer approved to facilitate customer self-directed retail stocks and options trading. The Company also clarifies that the Gatsby Platform only trades standardized listed options. The Company has also revised its disclosure to remove the disclosure about the CFTC under the "Regulation" heading to clarify that it is not offering and selling products regulated by the CFTC. The Company does not intend to expand into SWAPs.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Gatsby Digital, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Ryan Belanger-Saleh

Chief Executive Officer

Gatsby Digital, Inc.